Form 51-102F3

Material Change Report

1.	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1

2.	Date of Material Change

January 31, 2013

3.	News Release

A news release was issued on January 31, 2013 through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On January 31, 2013, B2Gold Corp. (“ B2Gold”) and CGA Mining Limited (“CGA”) announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) under Part 5.1 of the Australian Corporations Act 2001. Under the terms of the Merger, B2Gold acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share.

5.	Full Description of Material Change

On January 31, 2013, B2Gold and CGA announced that they had completed the Merger by way of the Scheme of Arrangement and the merger implementation agreement dated September 18, 2012 between B2Gold and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, B2Gold acquired all of the issued and outstanding ordinary shares of CGA, and the former CGA shareholders received 0.74 of a common share of B2Gold for each CGA ordinary share held.

Pursuant to the Merger Implementation Agreement and the Scheme of Arrangement, which was carried out pursuant to Part 5.1 of the Australian Corporations Act 2001, and effective upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold. Pursuant to the terms of the Merger Implementation Agreement, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options.

Pursuant to the Scheme of Arrangement, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding after closing of the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA optionholders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there are approximately 645,382,471 issued and outstanding common shares of B2Gold.

Following the completion of the Merger, the Board of Directors of B2Gold was increased from seven to eight directors. Michael Carrick, formerly a director and President and Chief Executive Officer of CGA, was appointed to the Board of Directors of B2Gold effective upon the closing of the Merger, with the existing seven directors of B2Gold continuing as directors.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Roger Richer
Executive Vice President, General Counsel and Secretary

Telephone: (604) 681-8371 Facsimile: (604) 681- 6209

9.	Date of Report

February 5, 2013.